ST Assembly Test Services Ltd
                                             5 Yishun Street 23 Singapore 768442
                                             Tel: 7555855  Fax: 7559006


[LOGO]

FOR IMMEDIATE RELEASE


                                        For enquiries, please contact :

                                        David Ferm
                                        Director, Investor Relations
                                        Tel: (408) 941 3007, Fax: (408) 941 3107
                                        email: dferm@statsus.com
                                               -----------------

                                        Elaine Ang
                                        Manager, Investor Relations
                                        Tel: (65) 751 1738, Fax : (65) 755 1585
                                        email: angelaine@stats.st.com.sg
                                               -------------------------

STATS Announces Solid First Quarter Results

Highlights

o Net revenues for first quarter of 2000 of $72.2 million, up 96.8% over the same quarter a year ago

o Diluted earnings per ADS of $0.17 compared to diluted earnings per ADS of $0.02 in the same quarter in 1999

o Gross margin of 37.6% and operating margin of 20.3% compared to 22.5% and 1.8%, respectively, in the same quarter in 1999

o Net revenues for first quarter of 2000 were 48.5% from test and 51.5% from assembly services. Of test revenues, mixed-signal testing was 74.4%

SINGAPORE - 27 April, 2000 - ST Assembly Test Services Ltd (Nasdaq: STTS and
SGX: ST Assembly) ("STATS" or the "Company") announced record net revenues for the first quarter of 2000 of $72.2 million, up 96.8% over net revenues of $36.7 million for the same quarter a year ago, and up 10.8% sequentially over net revenues of $65.1 million for the fourth quarter of 1999.

Diluted earnings per ADS and diluted earnings per ordinary share for the first quarter of 2000 were $0.17 and $0.017, respectively, compared with diluted earnings per ADS and diluted earnings per ordinary share of $0.02 and $0.002, respectively, for the corresponding quarter a year ago.

Gross profit for the first quarter of 2000 was $27.1 million or a gross margin of 37.6%, compared to $8.2 million, or 22.5%, respectively, for the same quarter a year ago. The gross margin improvement was due to better capacity utilization resulting in lower costs per unit. Gross margin for the first quarter of 2000 declined compared to the gross margin of 39.6% for the fourth quarter of 1999 because of lower capacity utilization as a result of the significant increase in capacity in the first quarter of 2000. Net income for the first quarter of 2000 was $15.8 million, up 1,051% over the net income of $1.4 million for the same quarter a year ago.

For the first quarter of 2000, the Company's research and development expenses were $2.6 million, or 3.6% of net revenues, due principally to R&D investments in advanced laminate packaging technologies.

Summarizing the first quarter results, Tan Bock Seng, Chairman & CEO said, "The first quarter results were a good start to the year and provided us with good momentum. We continue to see very robust demand across all areas of our business. We believe that the first quarter results have validated our strategy of strengthening our leadership in testing, especially in mixed-signal testing, and leveraging off this leadership to increase our assembly business. We intend to continue with this strategy and focus on executing it well and serving our customers better."

Business Mix

Revenues from assembly services were $37.2 million, or 51.5% of net revenues, and revenues from test services were $35.0 million, or 48.5% of the net revenues, for the first quarter of 2000. Additionally, 61.3% of net revenues were from communications customers.

In the first quarter of 2000, unit shipments in our test business increased 132.4% over the same quarter a year ago. Mixed-signal testing accounted for 74.4% of test revenues compared to 71.5% of test revenues for the same quarter a year ago.

In the first quarter of 2000, unit shipments in our assembly business increased by 147.0% over the same quarter a year ago.

Tan Bock Seng noted, "Average Selling Prices ("ASPs") for the test business are fairly stable year-on-year. In this quarter, test ASPs increased by about 6% over the fourth quarter of 1999 reflecting a shift towards higher margin and more complex mixed-signal testing. In the leaded assembly business, the ASPs for this quarter have also stabilized and declined moderately by 1 % from the fourth quarter of 1999."

Capacity Expansion

As of 31 March 2000, the Company has 189 testers and 377 wirebonders. In the first quarter of 2000, the Company incurred $66 million in capital expenditure for new production equipment and added 25 testers and 53 wirebonders to its production capacity.

Depreciation expense for this quarter was $15.7 million, or 21.7% of net revenues, compared to $11.5 million, or 31.3% of net revenues, in the same quarter a year ago. The lower depreciation expense as a percentage of net revenues reflects higher capacity utilisation. In order to meet the demand of our customers, STATS' capital expenditures for year 2000 are forecast to be approximately $200 million, an increase of 49.3% over capital expenditures of $134 million in 1999. Budgeted capital expenditures relate primarily to the addition of testers and wirebonders. This is expected to bring our installed base of testers to about 220 and wirebonders to about 415 at the end of this year.

Commented Tan Bock Seng, "We are making these capital expenditures to ensure that we are able to serve and meet the capacity needs of our customers. Our capital expenditures are primarily for new production equipment in particular high-end mixed-signal testers such as the Teradyne Catalyst. We believe that STATS has one of the largest installed bases of Teradyne Catalyst testers in the world."

About ST Assembly Test Services Ltd

ST Assembly Test Services Ltd (Nasdaq: STTS and SGX: ST Assembly) is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries, and provides full back-end turnkey solutions to customers world wide. With its principal operations in Singapore and global operations in the United States, United Kingdom and Japan, STATS has particular expertise in testing mixed-signal semiconductors which are used extensively in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional leadframe, advanced leadframe and laminate, including a wide range of ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and the Singapore Exchange on 28 January 2000 and 31 January 2000, respectively.

For more information, visit the Company's website at www.stats.com.sg

Certain of the statements in this press release are forward-looking statements, that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated 30 March, 2000. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                   As of December 31, 1999 and March 31, 2000
                           In thousands of US Dollars

                                                                    (Unaudited)
                                                        December 31,  March 31,
                                                            1999        2000
                                                            ----        ----
ASSETS
Current assets:

    Cash and cash equivalents...................          $ 16,568  $  263,792
    Accounts receivable, net....................            37,404      59,017
    Amounts due from ST affiliates..............             6,532       5,504
    Other receivables ..........................             9,572      10,804
    Inventories.................................            11,313      11,474
    Prepaid expenses............................             7,079       7,067
                                                          --------  ----------
       Total current assets.....................            88,468     357,658
Property, plant and equipment, net..............           251,298     303,047
Other receivables...............................             1,835           -
Prepaid expenses................................            10,364       8,940
                                                          --------  ----------
       Total Assets.............................          $351,965  $ 669,645
                                                          ========  ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

    Short-term debt.............................          $ 60,000  $        -
    Current installments of long-term debt......             7,420      15,032
    Accounts payable............................            13,070       6,875
    Amounts due to ST and ST affiliates.........             5,533       1,419
    Accrued operating expenses..................            20,559      25,115
    Other payables..............................            55,238      34,882
    Income taxes payable........................               678       1,112
                                                          --------  ----------
       Total current liabilities................           162,498      84,435
Deferred grant..................................             1,923       3,007
Long-term debt, excluding current installments..            46,360      37,581
                                                          --------  ----------
       Total Liabilities........................           210,781     125,023

Shareholders' Equity

Share capital:

    Ordinary shares - par value S$0.25
    Authorized ordinary shares- 1,200,000,000
    Issued ordinary shares -
       785,427,695 as of December 31, 1999
       and 982,245,035 as of March 31, 2000 ....           129,827     158,895
Additional paid-in capital......................            26,305     384,877
Accumulated other comprehensive income (loss)...            (9,731)     (9,731)
Retained earnings (deficit).....................            (5,217)     10,581
                                                          --------  ----------
    Total Shareholders' Equity..................           141,184     544,622
                                                          --------  ----------
    Total Liabilities and Shareholders' Equity..          $351,965  $  669,645
                                                          ========  ==========

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               For the Three Months Ended March 31, 1999 and 2000
          In thousands of US Dollars (except share and per share data)


                                            For the three months ended March 31,
                                                   (Unaudited)      Unaudited)
                                                      1999              2000
                                                      ----              ----

Net revenues....................................   $ 36,677         $   72,176
Cost of revenues................................    (28,435)          ( 45,054)
                                                   --------         ----------
Gross profit....................................      8,242             27,122
                                                   --------         ----------

Operating expenses:

    Selling, general and administrative.........      5,456              9,586
    Research and development....................      1,230              2,618
    Stock-based compensation....................        899                247
    Other general expenses (net)................         (2)                (6)
                                                   --------         ----------
       Total operating expenses.................      7,583             12,445
                                                   --------         ----------

Operating income................................        659             14,677
                                                   --------         ----------

Other income (expense):
    Interest income (expense), net..............     (1,398)               152
    Foreign currency exchange gain..............      2,157                860
    Other non-operating income, net.............        193                598
                                                   --------         ----------
       Total other income.......................        952              1,610
                                                   --------         ----------
Income before income taxes......................      1,611             16,287

Income tax expense..............................       (239)              (489)
                                                   --------         ----------
Net income......................................   $  1,372         $   15,798
                                                   --------         ----------

Basic and diluted net income per
    ordinary share..............................   $      -         $     0.02

Basic net income per ADS........................   $   0.02         $     0.18

Diluted net income per ADS......................   $   0.02         $     0.17

Ordinary shares (in thousands) used in per
     ordinary share calculation:
-   basic  .....................................    768,985            897,468
-   effect of dilutive options..................     10,665             14,785
                                                   --------         ----------
-   diluted.....................................    779,650            912,253
                                                   --------         ----------

ADS (in thousands) used in per ADS calculation:

-   basic  .....................................     76,899             89,747
-   effect of dilutive options..................      1,066              1,479
                                                   --------         ----------
-   diluted.....................................     77,965             91,226
                                                   --------         ----------